The Marquie Group, Inc.

7901 4th Street North, Suite 4887

St. Petersburg, FL 33702

October 28, 2024

Division of Corporation Finance

Securities and Exchange Commission

Re:	Marquie Group, Inc.
Registration Statement on Form S-1 Filed October 3, 2024 File No. 333-282485

Dear Sir/Madam:

In response to your letter dated October 17, 2024, the following information is hereby submitted on behalf of The Marquie Group, Inc. (the “Company”). Amendment No. 1 to the Registration Statement on S-1 is being filed in conjunction with this correspondence. For your convenience, we have reproduced the Staff’s comments below in italicized text immediately before our response.

Registration Statement on Form S-1

Forward-Looking Statements and Projections, page 1

1.	Please remove your references here and on page 17 to forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. As an issuer of penny stock you do not appear to be eligible to rely on the safe harbors provided by these sections.

Response: We have removed references to the PSLRA. However, in the spirit of full disclosure to the general public, we believe the forward-looking statement disclosure should still be included in the registration statement even if the safe harbor protections do not apply.

Risk Factors, page 5

2.	Please add risk factor disclosure acknowledging that your auditor, Olayinka Oyebola & Co. (Chartered Accountants), and its principal, Olayinka Oyebola, have been charged by the Securities and Exchange Commission with aiding and abetting violations of the antifraud provisions of the federal securities laws. Acknowledge that the relief sought includes potential civil penalties as well as permanent injunctive relief, including an order permanently barring your auditor from acting as an auditor or accountant for U.S. public companies or providing substantial assistance in the preparation of financial statements filed with the Securities and Exchange Commission. Explain how such charges and such penalties, if imposed, would impact you and any investment in your securities. Refer to the Securities and Exchange Commission’s press release, available at https://www.sec.gov/newsroom/pressreleases/2024-157.

Response: We have updated the Registration Statement as requested.

Security Ownership of Certain Beneficial Owners and Management, page 32

3.	Please revise to include the Series A preferred stock in the beneficial ownership table and add cover page disclosure regarding the fact that the ownership of these preferred shares gives Mr. Angell control of the Company. Refer to Item 403(a) of Regulation S-K.

Response: We have updated the Registration Statement as requested.

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General

4.	Please revise your registration statement to provide the following disclosures with respect to the Equity Commitment Agreement:

•	the material terms of the agreement, including the number of shares registered for resale, the maximum principal amount available under the agreement, the term of the agreement, the full discounted price at which the investor will receive the shares, and the material conditions under which the company may access the funds available under the agreement;

Response: Language already included on Page 3 and 15 of the Prospectus for these items:

Risks Relating To This Offering and Our Common Stock

If the selling shareholder sells a large number of shares all at once or in blocks, the market price of our shares would most likely decline.

The Selling Shareholder is offering up to 1,250,000,000 shares of our common stock through this prospectus. Should the Selling Stockholder decide to sell our shares at a price below the current market price at which they are quoted, such sales will cause that market price to decline. Moreover, we believe that the offer or sale of a large number of shares at any price may cause the market price to fall. A steep decline in the price of our common stock would adversely affect our ability to raise additional equity capital, and even if we were successful in raising such capital, the terms of such raise may be substantially dilutive to current shareholders.

The sale of our common stock under a separate Equity Financing Agreement may cause dilution, and the sale of the shares of common stock, or the perception that such sales may occur, could cause the price of our common stock to fall.

On September 27, 2024, we entered into a Standby Equity Financing Agreement (SECA)with another shareholder. Pursuant to the SECA said shareholder has committed to purchase up to $1.25 million of our common stock. The per share purchase price for the shares that we may sell under the SECA will fluctuate based on the price of our common stock and will be equal to 80% of the average of the two (2) lowest volume weighted average prices of the Company’s Common Stock on OTC Pink during the five (5) Trading Days immediately following the Clearing Date. Depending on market liquidity at the time, sales of such shares may cause the trading price of our common stock to fall.

•	the material risks of an investment in the company and in the offering, including the dilutive effect of the formula or pricing mechanism on the company’s share price, the possibility that the company may not have access to the full amount available to it under the equity line, and whether an investor can engage in short selling activities, and, if so, how any sales activities after announcement of a put may negatively affect the company’s share price;

Response: We have added the following language to the Use of Proceeds Section:

There is no guarantee that the Company will be able to sell all shares contemplated in the Registration Statement under the terms of the Equity Commitment Agreement.

•	the material market making activities of the investor, including any short selling of the company’s securities or other hedging activities that the investor may or has engaged in, including prior to entering into the agreement and prior to the receipt of any shares pursuant to the terms of the agreement and review decision, and how the investor intends to distribute the securities it owns or will acquire; and

Response: Language already included on Page 13 and 15 of the Prospectus for this item:

The Selling Shareholder, and any affiliate of the Selling Shareholder acting on its behalf or pursuant to any understanding with it, are prohibited from executing any short sales during the term of the Equity Commitment Agreement.

•	how the provisions of Regulation M may prohibit the investor and any other distribution participants from engaging in market making activities while the equity line is in effect and purchasing shares in the open market while the equity line is in effect.

Response: Language already included on Page 13 of the Prospectus for this item:

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Regulation M

During such time as we may be engaged in a distribution of any of the shares, we are registering by this registration statement, we are required to comply with Regulation M of the Securities Exchange Act of 1934. In general, Regulation M precludes any selling security holder, any affiliated purchasers and any broker-dealer or other person who participates in a distribution from bidding for or purchasing or attempting to induce any person to bid for or purchase, any security which is the subject of the distribution until the entire distribution is complete. Regulation M defines a “distribution” as an offering of securities that is distinguished from ordinary trading activities by the magnitude of the offering and the presence of special selling efforts and selling methods. Regulation M also defines a “distribution participant” as an underwriter, prospective underwriter, broker, dealer, or other person who has agreed to participate or who is participating in a distribution.

Regulation M prohibits, with certain exceptions, participants in a distribution from bidding for or purchasing, for an account in which the participant has a beneficial interest, any of the securities that are the subject of the distribution. Regulation M also governs bids and purchases made in order to stabilize the price of a security in connection with a distribution of the security. We have informed the Selling Stockholder that the anti-manipulation provisions of Regulation M may apply to the sales of their shares offered by this prospectus, and we have also advised the Selling Stockholder of the requirements for delivery of this prospectus in connection with any sales of the common stock offered by this prospectus.

Finally, please file the Equity Commitment Agreement as well as the Registration Rights Agreement as exhibits to the registration statement.

Response: We have updated the Offering Circular as requested.

Selling Stockholder, page 16

5.	Please tell us why you have not filed a Current Report on Form 8-K related to the signing of the equity commitment agreement. Refer to Item 1.01 of Form 8-K.

Response: The equity commitment agreement is contingent on the Company having an effective S-1 registration statement. As such, the Company did not think the 8-K was needed until the S-1 is declared effective. If the Commission disagrees, we will file the 8-K immediately.

We are aware that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please let me know if you need anything further.

Sincerely,

The Marquie Group, Inc. /s/ Marc Angell CEO and Director

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